

Mail Stop 3561

December 30, 2008

General Motors Corporation
Nick S. Cyprus- Controller and Chief Accounting Officer
300 GM Renaissance Center
P.O. Box 300
Detroit, Michigan 48265

Re: **General Motors Corporation**
        Form 10-K for the year ended December 31, 2007
        Filed February 28, 2008
        Form 10-Q for the nine months ended September 30, 2008
        Filed November 10, 2008
        File No. 001-00043

Dear Mr. Cyprus:

        We have reviewed your filing and have the following comments. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

        Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-Q for the nine months ended September 30, 2008

Condensed Consolidated Balance Sheets, page 2

1. We note that your inventory balance has increased significantly. We also note that, due to a significant deterioration of demand throughout your dealer network along with the tightening of the credit markets, you have experienced a significant decrease in unit sales. Furthermore, it appears you have implemented aggressive customer incentive programs. Considering that you are entering a new model year, it seems that older models will need to continue to be heavily discounted. Additionally, the current oversupply of used vehicles will likely contribute to downward pricing pressures. Therefore, it appears there may be some risk that your inventory could be sold below cost. As such, please tell us what consideration has been given to disclosing management's views regarding these circumstances and to expanding your current inventory accounting policy to provide more robust disclosure of the material assumptions and methodologies used by management in assessing for excess or obsolete inventories.

Notes to Condensed Consolidated Financial Statements

Note 16- Impairments, page 45

General

2. You state that you test goodwill for impairment annually and when an event occurs or circumstances change such that it is reasonably possible that impairment may exist. In light of your current circumstances, it appears your policy would require the performance of an interim impairment analysis of both goodwill and other long lived assets such as property, plant and equipment. Therefore, please tell us whether such an interim analysis was performed or, if not, provide us with significant support for management's conclusions in this regard.   For guidance, see paragraph 28 of SFAS 142 and paragraph 8 of SFAS 144.

3. In you performed an impairment analysis as of the end of the third quarter, please provide us with a summary of your analysis along with the significant assumptions used by management. Additionally, in light of the uncertainty surrounding your business, please provide significant support for any material assumptions such as growth rates, discount rate and the time frame associated with future projected cash flows.

2008 Impairments

4. You indicate that FIO recorded impairment charges of $105 million due to a decline in residual values. In this regard, this impairment appears to be less than 2% of the total equipment on operating leases, including the FIO lease portfolio. Considering the significant downturn in your business, the relative amount of these impairment charges does not appear to correspond with the gravity of your current circumstances. Additionally, it appears that the possible transition of leased fleets to dealership lots through auctions, as lease terms expire, will only increase the inventory in an oversaturated market. In light of these matters and the fact that others in your industry have recorded material impairments to the residual values of their fleets, please tell us in detail how you determined the adequacy of the aforementioned impairment charges.

Note 18- Transactions with GMAC

Statement of Operations, page 49

5. You state that net sales and revenue were favorably affected by a reduction of $0.7 billion in the accruals for residual support programs for leased vehicles, for the three months ended September 30, 2008, due to recent experience related to dealer/lessee lease buy-outs and improvement in residual values of fullsize pick-ups and sport utility vehicles. In light of your current circumstances, please provide us with more details regarding the specific recent experience related to dealer/lessee lease buy-outs and improvement in residual values of fullsize pick-ups and sport utility vehicles which caused you to reverse a portion of your residual value support program liabilities.

6. You state on page 64 that you had an increase of $0.9 billion in the accrual for residual support programs for leased vehicles, for the nine months ended September 30, 2008, due to the decline in residual values of fullsize pick-up trucks and sport utility vehicles. In this regard, please provide us with a comparison of (i) the assumptions used in relation to the charges taken and monies provided under the residual support program you have with GMAC with (ii) the assumptions used when assessing the residual values of equipment on operating leases.

Item 2- Management Discussion and Analysis of Financial Condition and Results of Operations

7. Please tell us and consider expanding your trend disclosure to indicate management's conclusion regarding current key economic factors and trends (e.g. excess capacity, pricing pressures, repossession rates and current credit environment) and the resulting effect on the residual values of the leased fleets, if

applicable. For example, we believe you should provide a sensitivity analysis
indicating the range of possible outcomes using different assumptions with
respect to residual values.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the
filing;

· staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated
by the Commission or any person under the federal securities laws of the United
States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312 or the undersigned at (202) 551-
3211 if you have questions regarding our comments on the financial statements or any
related matters.

Sincerely,

David R. Humphrey
Branch Chief